UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

RGC Resources, Inc.
(Name of Issuer)

Common Stock, $5.00 par value per share
(Title of Class of Securities)

74955 L 103
(CUSIP Number)

Anita G. Zucker

c/o The Inter Tech Group, Inc.

4838 Jenkins Avenue

North Charleston, SC 29405

843-744-5174

With a copy to:

Christopher J. Hubbert, Esq.

1375 East Ninth Street, 29th Floor

Cleveland, OH 44114

216-736-7215

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74955 L 103	Page 2 of 4

1	NAME OF REPORTING PERSONS Anita G. Zucker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 422,079 shares of common stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 422,079 shares of common stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,079 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D relates to shares of the common stock, $5.00 par value per share (the “Shares”), of RGC Resources, Inc. (the “Company”), a Virginia corporation with offices at 519 Kimball Avenue, N.E., Roanoke, Virginia 24016, beneficially owned by Anita G. Zucker. Mrs. Zucker is amending her Schedule 13D to reflect her current ownership of Shares of the Company.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares as to which this filing relates were purchased by The Article 6 Marital Trust, under The First Amended and Restated Jerry Zucker Revocable Trust dated April 2, 2007 (the “Zucker Trust”), using its available funds. The total amount paid by the Zucker Trust was $360,054.

Item 4. Purpose of Transaction.

The Zucker Trust acquired the Shares for investment purposes. Mrs. Zucker and the Zucker Trust will continue to review the performance of and prospects for this investment and their investment alternatives. As part of the ongoing review of their investments in the Shares, they may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Company or the disposition of securities of the Company in the open market or in privately negotiated transactions. They may also explore other alternatives with respect to their investments in the Shares, including but not limited to an extraordinary corporate transaction involving the Company, changes in the present board of directors or management of the Company, or changes in the Company’s business or corporate structure. Although this paragraph reflects activities presently contemplated by Mrs. Zucker and the Zucker Trust with respect to the Company, their plans are subject to change at any time.

Item 5. Interest in Securities of the Issuer.

The Zucker Trust owns 422,079 Shares, or 5.2% of the Company’s outstanding Shares. Mrs. Zucker, as trustee of the Zucker Trust, has sole voting, investment and dispositive power with respect to the Zucker Trust’s Shares.

The Zucker Trust acquired the Shares listed in the table below in open market transactions through its broker. Neither Mrs. Zucker nor the Zucker Trust has effected any other transactions in the Shares of the Company during the past sixty days.

Date	Shares Acquired	Price Per Share
1/12/21	200	24.34
1/12/21	101	24.3
1/12/21	100	24.338
1/12/21	900	24.3499
1/12/21	5	24.35
1/13/21	11	24.38
1/13/21	40	24.4
1/13/21	41	24.41
1/13/21	259	24.43
1/13/21	105	24.46
1/13/21	237	24.48
1/13/21	45	24.49
1/13/21	4833	24.5
1/13/21	200	24.45
1/13/21	509	24.51
1/13/21	7	24.52
1/13/21	690	24.53
1/13/21	210	24.55
1/13/21	500	24.56
1/13/21	130	24.58
1/13/21	5553	24.62

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 15, 2021

/s/ Anita G. Zucker

Anita G. Zucker

Individually and as Trustee for The Article 6 Marital Trust